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                                                                  EXHIBIT (a)(1)

INTERMAGNETICS AGREES TO ACQUIRE INVIVO CORPORATION FOR $22 PER SHARE

INVIVO BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER SHARES

CLOSING OF ACQUISITION TARGETED FOR LATE JANUARY

INVIVO PRODUCT LINES COMPLEMENTARY TO INTERMAGNETICS'-EXPECTED TO BE ACCRETIVE IN FISCAL 2004

LATHAM, N.Y., and PLEASANTON, Calif., Dec. 18 /PRNewswire-FirstCall/ -- Intermagnetics General Corporation (Nasdaq: IMGC - News) and Invivo Corporation (Nasdaq: SAFE - News) today jointly announced that, subject to regulatory approval and other customary conditions, they have signed a definitive agreement for an all-cash transaction under which Intermagnetics will acquire all of the outstanding shares of Invivo for $22 per share. Intermagnetics expects to commence a formal tender offer within 10 business days.

"We are very pleased that the due diligence process has confirmed our views on the strategic and financial attractiveness of Invivo," said Glenn H. Epstein, chairman and chief executive officer of Intermagnetics. "Through this process, we have gained a better understanding of Invivo's operations and product offerings. We remain enthusiastic about leveraging our respective talents, technologies and product lines through a combination of our businesses. We expect the acquisition to close by late January and remain confident that Invivo's operations will be modestly accretive to earnings during the balance of our fiscal year, which ends in May. Substantially greater benefits are expected during fiscal 2005 when we have a full year of contributions from Invivo."

Jim Hawkins, president and chief executive officer of Invivo, added: "Our board of directors unanimously recommends that our stockholders tender their shares based on the all-cash price negotiated in this definitive agreement. We believe that our stockholders have the opportunity to capture excellent current value in this transaction, which has a fully diluted enterprise value to our equity holders of approximately $152 million, while our customers and employees will share in the future benefits of the combination of Invivo and Intermagnetics."

Invivo designs, manufactures and markets monitoring systems that measure and display vital signs of patients in medical settings, particularly during magnetic resonance imaging procedures. Intermagnetics' largest current business sector consists of designing and manufacturing powerful superconducting magnets for MRI systems as well as radio frequency coils that enable localized and highly detailed imagery required for the majority of MRI procedures.

Michael Burke, Intermagnetics' chief financial officer, said, "Intermagnetics intends to finance the acquisition through a combination of cash on hand, which currently stands at approximately $100 million, and its previously announced $100 million credit facility, underwritten by Wachovia Bank. This facility has now been successfully syndicated with commitments from JP Morgan Chase Bank, Keybank and Comerica Bank on an oversubscribed basis. The exact allocation between cash on hand and borrowings will be determined at closing. Our goal is to optimize our balance sheet to enable the continued growth of current operations and support the potential of other acquisitions going forward."


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Intermagnetics (http://www.igc.com), drawing on the financial strength, operational excellence and technical leadership in its core businesses of Magnetic Resonance Imaging and Instrumentation, has become a prominent participant in superconducting applications for Energy Technology. The company has a more than 30-year history as a successful developer, manufacturer and marketer of superconducting materials, radio-frequency coils, magnets and devices utilizing low- and high-temperature superconductors and related cryogenic equipment.

Invivo Corporation, through its wholly owned subsidiaries Invivo Research and Medical Data Electronics (MDE), is a global market leader in multi- parameter vital sign patient monitoring. Invivo specializes in the research and development, manufacture, and distribution of high quality medical products to hospitals around the world.

Note: Intermagnetics General Corporation has not commenced the tender offer to which this communication relates. Stockholders of Invivo Corporation are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase, Invivo's solicitation/recommendation statement on Schedule 14D-9 and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission (the "SEC") when they become available because they will contain important information. Stockholders of Invivo Corporation may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov or from Cathy Yudzevich, IR Specialist, PO Box 461, Latham, New York 12110-0461, Fax (518) 783-2602.

Safe Harbor Statement: This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Neither Intermagnetics nor Invivo can provide assurances that a business combination will be completed, due to certain risks and uncertainties, including but not limited to: the ability of Intermagnetics to finalize any required contract related to financing; possible future legal proceedings; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in Intermagnetics' and Invivo's respective Securities and Exchange Commission filings.